Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Condensed Consolidated Financial Statements

For the three and nine months ended

September 30, 2023

Osisko Development Corp.

Consolidated Statements of Financial Position

As at September 30, 2023 and December 31, 2022

(Unaudited)

(Expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2023	2022
	Notes	$	$
Assets

Current assets

Cash and cash equivalents	4	71,498	105,944
Amounts receivable	5	6,417	11,046
Inventories	6	11,467	17,641
Other current assets		7,027	6,621
		96,409	141,252
Non-current assets

Investments in associates	7	8,353	8,833
Other investments	7	22,516	33,819
Mining interests	8	603,205	580,479
Property, plant and equipment	9	114,931	111,696
Exploration and evaluation	10	67,988	55,126
Other assets	11	39,861	36,994
		953,263	968,199
Liabilities

Current liabilities

Accounts payable and accrued liabilities	12	22,436	31,106
Lease liabilities		493	1,208
Contract liability	15	361	941
Current portion of long-term debt	13	12,349	4,663
Environmental rehabilitation provision	16	19,000	9,738
Deferred consideration and contingent payments	14	3,380	3,386
		58,019	51,042
Non-current liabilities

Long term debt	13	6,092	12,256
Lease liabilities		755	962
Contract liability	15	63,883	54,252
Environmental rehabilitation provision	16	53,678	66,032
Warrant liability	17	9,322	16,395
Deferred Consideration and contingent payments	14	10,578	13,252
Deferred income taxes		21,881	23,574
Other non-current liabilities		863	—
		225,071	237,765
Equity

Share capital	18	1,079,640	1,032,786
Warrants	18	11,859	1,573
Contributed surplus		17,304	12,857
Accumulated other comprehensive income		(7,904)	7,166
Deficit		(372,707)	(323,948)
		728,192	730,434
		953,263	968,199

Going concern (Note 1)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed), Charles Page, Director

The notes are an integral part of these condensed consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
		2023	2022	2023	2022
	Notes	$	$	$	$
Revenues		10,421	22,791	24,719	44,821
Operating expenses
Cost of sales	20	(10,087)	(23,435)	(25,900)	(44,811)
Other operating costs	20	(6,759)	(21,444)	(20,788)	(57,292)
General and administrative	21	(9,382)	(8,710)	(29,926)	(26,451)
Exploration and evaluation, net of tax credits		(646)	(90)	(1,686)	(367)
Impairment of assets		—	(81,000)	—	(81,000)
Operating loss		(16,453)	(111,888)	(53,581)	(165,100)
Finance costs		(3,748)	(1,410)	(10,594)	(3,625)
Share of loss of associates		(291)	(103)	(480)	(575)
Change in fair value of warrant liability	17	12,978	2,565	6,968	21,946
Other income, net	22	849	7,104	13,416	21,280
Income (loss) before income taxes		(6,665)	(103,732)	(44,271)	(126,074)

Income tax recovery (expense)		(458)	1	493	(1,489)
Net loss		(7,123)	(103,731)	(43,778)	(127,563)

Basic and diluted loss per share		—	—	—	—
Weighted average number of shares outstanding-basic and diluted	23	(0.08)	(1.37)	(0.53)	(2.13)

The notes are an integral part of these condensed consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	$	$	$	$

Net loss	(7,123)	(103,731)	(43,778)	(127,563)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	(2,494)	(3,349)	(9,555)	(5,223)
Income tax effect	1,112	266	1,112	299
Share of other comprehensive loss of associates	—	—	—	(294)

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	4,480	14,413	(7,945)	17,657
Other comprehensive income (loss)	3,098	11,330	(16,388)	12,439
Comprehensive loss	(4,025)	(92,401)	(60,166)	(115,124)

The notes are an integral part of these condensed consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2023	2022	2023	2022
	Notes	$	$	$	$
Operating activities
Net loss		(7,123)	(103,731)	(43,778)	(127,563)
Adjustments for:
Share-based compensation		1,865	2,192	6,263	5,389
Depreciation	21	2,646	2,569	9,030	9,883
Finance Costs		3,766	2,411	10,616	3,625
Gain on deemed disposal of associate		—	—	—	(11,854)
Share of loss of associates	7	291	104	480	576
Change in fair value of financial assets at fair value through profit and loss	7	25	—	(6)	384
Change in fair value of warrant liability		(12,978)	(2,561)	(6,968)	(21,942)
Unrealized Foreign exchange gain		449	(8,336)	(9,776)	(10,433)
Deferred income tax expense (recovery)		458	—	(493)	1,490
Impairment of assets		—	81,000		81,000
Premium on flow-through shares		—	—	—	(914)
Cumulative catch-up adjustment on contract liability		(456)	—	(192)	—
Proceeds from contract liability		(384)	26,112	(1,824)	26,112
Other		3,114	—	3,246	—
Environmental rehabilitation obligations paid		(1,119)	(36)	(2,044)	1,779
Net cash flows used in operating activities before changes in non-cash working capital items		(9,446)	(276)	(35,446)	(42,468)
Changes in non-cash working capital items	24	365	13,360	1,797	3,466
Net cash flows used in operating activities		(9,081)	13,084	(33,649)	(39,002)
Investing activities
Additions to Mining interests		(6,215)	(12,820)	(30,800)	(37,746)
Additions to Property, plant and equipment		(1,549)	(5,541)	(12,983)	(14,619)
Additions to Exploration and evaluation expenses		(3,984)	(1,555)	(13,694)	(2,241)
Proceeds on disposals of investments	7	2,445	353	3,447	21,634
Cash payments on deferred consideration and contingent payments		—	—	(334)	—
Acquisition of other investments		—	(212)	—	(212)
Acquisition of Tintic, net of cash acquired		—	—	—	(66,627)
Reclamation deposit		4,772	—	4,748	(13,371)
Other		—	(765)	—	(1,803)
Net cash flows used in investing activities		(4,531)	(20,540)	(49,616)	(114,985)
Financing activities
Proceeds from equity financings		—	—	51,756	255,543
Other issuance of common shares		33	114	102	114
Share issue expense		(91)	—	(3,365)	(7,238)
Capital payments on lease liabilities		(105)	(396)	(927)	(6,295)
Long term debt	13	—	1,202	5,878	8,738
Repayment of long–term debt	13	(1,541)	(1,082)	(4,339)	(3,662)
Withholding taxes on settlement of restricted units		—	—	(337)	—
Net cash flows (used) provided by financing activities		(1,704)	(162)	48,768	247,200
Increase (decrease) in cash and cash equivalents before impact of exchange rate		(15,316)	(7,618)	(34,497)	93,213
Effects of exchange rate changes on cash and cash equivalents		(90)	4,454	51	6,518
Increase (decrease) in cash and cash equivalents		(15,406)	(3,164)	(34,446)	99,731
Cash and cash equivalents – Beginning of period		86,904	136,302	105,944	33,407
Cash and cash equivalents – end of period		71,498	133,138	71,498	133,138

The notes are an integral part of these condensed consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2023

(Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	Surplus	income (loss)	Deficit	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2023	18	75,629,849	1,032,786	1,573	12,857	7,166	(323,948)	730,434

Net loss		—	—	—	—	—	(43,778)	(43,778)
Other comprehensive loss, net		—	—	—	—	(16,388)	—	(16,388)
Comprehensive loss		—	—	—	—	(16,388)	(43,778)	(60,166)
Transfer of realized loss on financial assets at fair value through other comprehensive loss, net of taxes		—	—	—	—	1,318	(1,277)	41
Bought deal financing	18	7,841,850	45,545	6,211	—	—	—	51,756
Shares issued for the settlement of Deferred consideration	18	454,026	2,986	—	—	—	—	2,986
Shares issued to Williams Lake First Nation	18	10,000	75	—	—	—	—	75
Share issue expense	18	—	(2,988)	(408)	—	—	—	(3,396)
Change in fair value related to warrants modification	18	—	—	4,483	—	—	(4,483)	—
Share-based compensation
-Share options		—	—	—	3,250	—	—	3,250
-Restricted and deferred share units		—	—	—	3,286	—	—	3,286
Shares issued - employee share purchase plan		44,184	263	—	—	—	—	263
Share issued from RSU/DSU redemption		44,466	973	—	(2,089)	—	779	(337)
Balance – September 30, 2023		84,024,375	1,079,640	11,859	17,304	(7,904)	(372,707)	728,192

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2022

(Unaudited)

(Expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	Surplus	income (loss)	Deficit	Total
			($)	($)	($)	($)	($)	($)
Balance – January 1, 2022	18	44,400,854	714,373	—	6,436	6,764	(143,371)	584,202

Net loss		—	—	—	—	—	(127,563)	(127,563)
Other comprehensive loss		—	—	—	—	12,439	—	12,439
Comprehensive income		—	—	—	—	12,439	(127,563)	(115,124)
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of taxes		—	—	—	—	(11,693)	11,693	—
Private placements – Brokered	18	7,752,917	101,873	1,628	—	—	—	103,501
Private placements – Non-Brokered	18	11,363,933	112,207	—	—	—	—	112,207
Share-issue costs		—	(6,231)	(55)	—	—	—	(6,286)
Share-based compensation
-Share options		—	—	—	2,511	—	—	2,511
-Restricted and deferred share units		—	—	—	3,166	—	—	3,166
Shares issued - employee share purchase plan		25,778	310	—	—	—	—	310
Shares issued on Acquisition of Tintic		12,049,449	109,657	—	—	—	—	109,657
Share issued from RSU/DSU Redemption		27,651	608	—	(1,320)	—	406	(306)
Balance – September 30, 2022		75,620,582	1,032,797	1,573	10,793	7,510	(258,835)	793,838

The notes are an integral part of these consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The common shares of Osisko Development began trading under the symbol ODV on the TSX Venture Exchange (“TSX-V”) on December 2, 2020 and on the New York Stock Exchange (“NYSE”) on May 27, 2022. Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio gold project in Mexico and the Trixie test mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec. The common shares outstanding presented have been retroactively adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. Common share warrants and per share amounts have been adjusted retroactively for the 3:1 share consolidation unless noted otherwise.

On September 30, 2023, the former parent Company, Osisko Gold Royalties (“OGR”) held an interest of 39.7% (compared to 44.1% as at December 31, 2022) in Osisko Development Corp.

The principal subsidiaries of the Company and their geographic locations at September 30, 2023 were as follows:

Entity	Jurisdiction	% ownership
Barkerville Gold Mines Ltd. (“Barkerville”)	British Columbia	100%
Sapuchi Minera, S. de R.L. de C.V. (“Sapuchi”)	Mexico	100%
Tintic Consolidated Metals LLC (“Tintic”)	USA	100%

These condensed consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, Management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at September 30, 2023, the Company’s working capital was $38.4 million, which included cash and cash equivalent balance of $71.5 million. The Company also has an accumulated deficit of $373 million and incurred a loss of $44 million for the nine month period ended September 30, 2023

The working capital position as at September 30, 2023 will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the period ending September 30, 2024. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on Management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling additional investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. While Management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these condensed consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of presentation and Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022. The accounting policies, methods of computation and presentation applied in the preparation of these condensed interim consolidated financial statements are consistent with those of the previous financial year, unless otherwise noted.

. The Board of Directors approved these condensed interim consolidated financial statements on November 8, 2023.

3.	New accounting standards and policies

New accounting policy

Cash and cash equivalents include cash on hand and short-term highly liquid investments with an initial maturity of three months or less that are readily convertible to known amounts of cash and which are exposed to an insignificant risk of changes in value.

New accounting standards and amendments

The following pronouncements to existing accounting standards were effective on January 1, 2023:

•	Amendment to IAS 12 Income taxes requires companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.
•	Narrow scope amendment to IAS 1 Presentation of Financial Statements to improve accounting policy disclosures.
•	Narrow scope amendment to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to distinguish changes in accounting estimates from changes in accounting policies.

No material impact was identified in connection with the adoption of these amendments.

New accounting standards, amendments and interpretations not yet adopted

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023. Some of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Classification of liabilities as current or non-current (Amendments to IAS 1)

The IASB has published amendments to IAS 1 (Classification of liabilities as current or non-current and non-current liabilities with covenants) which clarify the guidance on whether a liability should be classifies as either current or non-current. The amendments:

•	Clarify that the classification of liabilities as current or non-current should only be based on rights that are in place “at the end of the reporting period”;
•	Clarify that classification is unaffected by intentions or expectations about whether an entity will exercise its right to defer settlement of a liability; and

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

•	Make clear that settlement includes transfers to the counterparty of cash, equity instruments, other assets or services that result in extinguishment of the liability.

In addition, the IASB confirmed that only covenants with which an entity must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which an entity must comply within twelve months of the reporting date (“Future Covenants”) do not affect a liability’s classification at the reporting date. However, when non-current liabilities are subject to Future Covenants, entities will need to disclose information in the notes that enables users of the condensed consolidated financial statements to understand the risk that the liability could become repayable within twelve months of the reporting date.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2024 and should be applied retrospectively in accordance with IAS 8. The adoption of the amendments to IAS 1 is expected to impact the classification of the Warrant liability from non-current to current liability.

4.	Cash and cash equivalents

As at September 30, 2023 and December 31 2022, the consolidated cash and cash equivalents position was as follows:

	September 30,	December 31,
	2023	2022
	$	$
Cash and cash equivalents held in Canadian dollars	29,058	32,444

Cash and cash equivalents held in U.S. dollars	31,355	54,242
Cash and cash equivalents held in U.S. dollars (Canadian equivalent)	42,392	73,465

Cash held and cash equivalents in Mexican Pesos	645	565
Cash held and cash equivalents in Mexican Pesos (Canadian equivalent)	48	35
Total cash and cash equivalents	71,498	105,944

5.	Amounts receivable

	September 30,	December 31,
	2023	2022
	$	$
Trade receivables	3,711	1,777
Exploration tax credits	1,579	8,360
Sales taxes	743	889
Interest income receivable	133	20
Other	251	—
	6,417	11,046

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Inventories

	September 30,	December 31,
	2023	2022
	$	$
Ore in stockpiles	—	5,943
Tailings	4,135	2,616
Gold-in-circuit inventory	637	4,451
Refined precious metals	1,139	37
Supplies and other	5,556	4,594
Total inventories	11,467	17,641

Refined precious metals, gold-in-circuit and ore in stockpiles are measured at the lower of weighted average production cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses. For the nine-month period ended September 30, 2023, an amount of $5,625,000 was recorded to evaluate the inventories to net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

7.	Investments in associates and other investments

Investments in associates

	September 30,	December 31,
	2023	2022
	$	$
Balance – Beginning of period	8,833	12,964
Transfer to Other investments	—	(15,344)
Share of loss and comprehensive loss, net	(480)	(641)
Gain on deemed disposal(i)	—	11,854
Balance – End of period	8,353	8,833

(i)	In 2022, the gain on deemed disposal is related to an investment in an associate that was transferred to other assets as the Company has considered that it has lost its significant influence over the investee.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Other investments

	September 30,	December 31,
	2023	2022
	$	$
Fair value through profit or loss (warrants & convertible loan)
Balance – Beginning of period	18	6,952
Acquisitions	—	4,438
Exercises	—	(117)
Acquisition of Tintic	—	(10,827)
Change in fair value	6	(480)
Foreign exchange	—	52
Balance – End of period	24	18

Fair value through other comprehensive income (shares)
Balance – Beginning of period	33,801	42,564
Acquisitions	—	329
Consideration received from disposal of exploration properties	1,694	—
Disposals	(3,447)	(22,585)
Change in fair value	(9,556)	(1,849)
Transfer from associates	—	15,342
Balance – End of period	22,492	33,801
Total	22,516	33,819

Other investments comprise of common shares and warrants, almost exclusively from publicly traded companies.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Mining interests

	September 30,	December 31,
	2023	2022
	$	$
Cost – Beginning of period	583,669	475,621
Acquisition of Tintic	—	169,175
Additions	22,731	49,297
Mining tax credit	152	(6,404)
Asset retirement obligation	(4,532)	9,248
Depreciation capitalized	3,442	1,141
Share-based compensation capitalized	217	530
Impairment	—	(140,000)
Other adjustments	—	5,579
Currency translation adjustments	2,225	19,482
Cost – End of period	607,904	583,669
Accumulated depreciation – Beginning of period	3,190	—
Depreciation	1,036	2,964
Currency translation adjustments	473	226
Accumulated depreciation – End of period	4,699	3,190

Cost	607,904	583,669
Accumulated depreciation	(4,699)	(3,190)
Net book value	603,205	580,479

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Property, plant and equipment

		Machinery
	Land and	and	Construction-	September 30,	December 31,
	Buildings	Equipment	in-progress	2023	2022
	$	$	$	$	$
Cost– Beginning of period	27,980	80,208	23,721	131,909	93,241
Acquisition of Tintic	—	—	—	—	13,054
Additions	1,122	7,989	3,722	12,833	29,409
Disposals	—	(126)	(101)	(227)	(1,351)
Write-off	(108)	(138)	—	(246)	(5,455)
Other adjustments	(220)	(92)	—	(312)	(896)
Transfers	2,030	690	(2,720)	—	—
Currency translation adjustments	67	1,938	1,217	3,222	3,907
Cost – End of period	30,871	90,469	25,839	147,179	131,909

Accumulated depreciation – Beginning of period	4,468	15,745	—	20,213	9,529
Depreciation	2,312	9,003	—	11,315	12,869
Disposal	—	(19)	—	(19)	(192)
Write-off	(13)	(78)	—	(91)	(2,687)
Currency translation adjustments	55	775	—	830	694
Accumulated depreciation – End of period	6,822	25,426	—	32,248	20,213

Net book value	24,049	65,043	25,839	114,931	111,696

Property, plant and equipment includes right-of-use assets with a net carrying value of $3.3 million as at September 30, 2023 ($3.8 million as at December 31, 2022).

10.	Exploration and evaluation

	September 30,	December 31,
	2023	2022
	($)	($)
Net book value - Beginning of period	55,126	3,635
Acquisition of Tintic	—	38,508
Additions	12,562	10,786
Depreciation capitalized	337	80
Other adjustments	—	(460)
Currency translation adjustments	(37)	2,577
Net book value – End of period	67,988	55,126

Cost	168,195	155,333
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	67,988	55,126

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Other Assets

	September 30,	December 31,
	2023	2022
	$	$
Sales tax recoverable	20,411	17,467
Reclamation deposits	12,647	16,761
Deferred financing fees	94	—
Other	6,709	2,766
	39,861	36,994

12.	Accounts payable and accrued liabilities

	September 30,	December 31,
	2023	2022
	$	$
Trade payables	(11,826)	18,057
Other payables	(5,053)	5,005
Income taxes payable	—	716
Accrued liabilities	(5,557)	7,328
	(22,436)	31,106

13.	Long-term debt

	September 30,	December 31,
	2023	2022
	($)	($)
Balance – Beginning of period	16,919	3,764
Additions- mining equipment financing	5,878	17,772
Repayment of liabilities	(4,337)	(4,860)
Currency translation adjustments	(19)	243
Balance – End of period	18,441	16,919

Current long–term debt	12,349	4,663
Non-current long–term debt	6,092	12,256
	18,441	16,919

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Deferred consideration and contingent payments

	September 30,	December 31,
	2023	2022
	($)	($)
Balance – Beginning of period	16,638	—
Additions	—	15,109
Interest Capitalized	725	577
Repayment	(334)	—
Settlement	(2,986)	—
Foreign exchange	(85)	952
Balance – End of period	13,958	16,638

Current portion of deferred consideration and contingent payments	3,380	3,386
Non-current portion of deferred consideration and contingent payments	10,578	13,252
	13,958	16,638

15.	Royalty and Contract liability

OGR and through its wholly owned subsidiaries, holds a 5% NSR royalty on the Cariboo Gold Project (“Cariboo”) and Bonanza Ledge properties, owned by Barkerville.The Cariboo and Bonanza Ledge properties 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount of not less than $150 million. The security shall be first ranking, subject to permitted encumbrances.

On November 20, 2020, the Company’s wholly owned subsidiary Sapuchi completed a gold and silver stream agreement with Osisko Bermuda Ltd, a subsidiary of OGR, for US$15.0 million ($19.1 million). An amount of US$10.5 million was contributed in November 2020 and the remaining US$4.5 million was paid in February 2021.

Under the terms of the stream agreement, Osisko Bermuda Ltd will purchase 15% of the payable gold and silver from the San Antonio gold project at a price equal to 15% of the daily per ounce gold and silver market price. The initial term of the stream agreement is for 40 years and can be renewed for successive 10-year periods. The stream is also secured with (i) a first priority lien in all of the collateral now owned or hereafter acquired; (ii) a pledge by Osisko Development of its shares of Sapuchi Minera Holdings Two B.V. and (iii) a guarantee by Osisko Development. The interest rate used to calculate the accretion on the contract liability’s financing component is 24%.

On September 26, 2022, Tintic completed a metals stream agreement with Osisko Bermuda Ltd, for US$20 million ($26.1 million).

Under the terms of the stream agreement, Osisko Bermuda Ltd will receive 2.5% of the refined metal production from Tintic until 27,150 ounces of refined gold have been delivered, and thereafter Osisko Bermuda Ltd will receive 2.0% of the refined metal production from Tintic. Osisko Bermuda Ltd will make ongoing cash payments to Tintic equal to 25% of the applicable spot metal price on the business day immediately preceding the date of delivery for each ounce of refined metal delivered pursuant to the stream agreement. The interest rate used to calculate the accretion on the contract liability’s financing component is 5%.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The movement of the contract liability is as follows:

	September 30,	December 31,
	2023	2022
	($)	($)
Balance – Beginning of period	55,193	24,820
Deposits	—	26,112
Proceeds from contract liability	(1,822)	(2,792)
Accretion on the contract liability’s financing component	7,532	7,377
Cumulative catch-up adjustment	(204)	(4,362)
Currency translation adjustment	3,545	4,038
Balance – End of period	64,244	55,193

Current liabilities	361	941
Non-current liabilities	63,883	54,252
	64,244	55,193

Under IFRS 15, the stream agreements are considered to have a significant financing component. The Company therefore records notional non-cash interest.

16.	Environmental rehabilitation provision

	September 30,	December 31,
	2023	2022
	($)	($)
Balance – Beginning of period	75,770	53,236
Acquisition of Tintic	—	4,599
New liabilities	(137)	22,353
Revision of estimates	(4,318)	(5,637)
Accretion expense	2,242	3,223
Settlement of liabilities / payment of liabilities	(2,042)	(3,409)
Currency translation adjustment	1,163	1,405
Balance – End of period	72,678	75,770

Current liabilities	19,000	9,738
Non-current liabilities	53,678	66,032
	72,678	75,770

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at September 30, 2023, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $84.9 million. The weighted average actualization rate used is 4.75% and the disbursements are expected to be made between 2023 and 2030 as per the current closure plans.

17.	Warrant Liability

The Company completed a non-brokered private placement, issuing non-brokered subscription receipts on May 27, 2022, each non-brokered subscription receipt holder received one unit comprised of one common share and one common share purchase warrant, upon the listing of Osisko Development’s common shares on the NYSE.  Each warrant entitling the holder to purchase one additional common share at a price of USD$18.00 per common share for

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

a period of 5 years from the date of issue. On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the non-brokered private placements from US$18.00 to US$10.70 per share.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under other gains (losses), net.

	September 30,	December 31,
	2023	2022
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	16,395	—
Additions	—	39,841
Change in fair value	(6,968)	(25,008)
Foreign exchange	(104)	1,562
Balance – End of period	9,322	16,395

In absence of quoted market prices, the valuation of the warrants exercisable in USD, when granted and re-measured at fair value is determined by the Black-Scholes option pricing model based on the following range of assumptions:

	September 30,	December 31,
	2023	2022
Dividend per share	—	—
Expected volatility	66.7%	69.0%
Risk-free interest rate	4.62%	4.00%
Expected life	3.6 years	4.4 years
Exercise price (USD)	$10.70	$18.00
Share price (USD)	$2.94	$4.30

18.	Share Capital and Warrants

Shares

Authorized: unlimited number of common shares, without par value

Issued and fully paid: 84,024,375 common shares

Employee Share Purchase Plan

The Company offers an employee share purchase plan to its employees. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. Under this plan, no employee shall acquire common shares which exceed 10% of the issued and outstanding common shares of the issuer at the time of the purchase of the common shares.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2023 Bought Deal Financing

On March 2, 2023, the Company completed a public offering on a bought deal basis issuing 7,841,850 units at a price of $6.60 per unit for aggregate gross proceeds of $51.8 million (the “Bought Deal Financing”). Each unit is comprised of one common share and one warrant, with each warrant entitling the holder to purchase one additional common share at a price of $8.55 per common share for a period of 3 years following the closing date of the Bought Deal Financing. The fair value of the warrants issued was evaluated using the residual method and were valued at $6.2 million. Share issue expense related to the Bought Deal Financing amounted to $3.4 million of which $3.2 million were paid during the nine months ended September 30, 2023 and have been allocated against the common shares and warrants issued.

Participation Agreement with Williams Lake First Nation

On March 2, 2023, the Company issued 10,000 common shares in accordance with the terms of a participation agreement dated June 10, 2022 with Williams Lake First Nation relating to the Company’s Cariboo Gold Project. The fair value of the common shares issued is calculated with reference to the share price of the Company’s common shares.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

	September 30, 2023		December 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants(iii)	exercise price
		$		$
Balance – Beginning of period	24,046,640	17.86	4,929,791	30.00
Issued – Brokered private placement	—	—	7,752,916	22.80
Issued – Non-brokered private placement(i)	—	—	11,363,933	13.53
Issued – Bought deal financing(ii)	7,841,850	8.55	—	—
Balance – End of period	31,888,490	15.57	24,046,640	17.86

The outstanding warrants have the following maturity dates and exercise terms:

(i)	Exercise price of warrants issued in non-brokered private placement is in USD.
(ii)	On March 17, 2023, the Company received the required approvals to reduce the exercise price of the common share purchase warrants issued in 2022 under the brokered and non-brokered private placements. The exercise price to purchase one additional common share was reduced from $22.80 to $14.75 for the brokered private placement and from US$18.00 to US$10.70 for the non-brokered private placements.

The increase in fair value of the amended share purchase warrants classified as equity instruments was estimated to $4.5 million and recorded directly in the Deficit, considering the fair value of the original warrants left at the date of the modification, using the Black-Scholes option pricing model based on the following assumptions:

Dividend per share	—
Expected volatility	66%
Risk-free interest rate	2.9%
Expected life	4 years
Share price	$6.20

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

(iii)	The number of warrants presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022. The consolidation is not reflected for 20202 and 2021 warrants.
19.	Share-based compensation

Share options

The Company offers a share option plan to directors, officers, management, employees and consultants.

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	September 30, 2023		December 31, 2022
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options(i)	price
		$		$
Balance – Beginning of period	1,812,450	11.52	697,841	21.21
Granted	1,202,400	6.59	1,245,400	6.43
Forfeited	(215,494)	9.01	(130,791)	14.74
Balance – End of period	2,799,356	9.60	1,812,450	11.52
Options exercisable – End of period	531,242	13.75	205,229	21.32

(i)	The number of options presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

The following table summarizes the share options outstanding as at September 30, 2023:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	327,199	2.23	112,051	2.23
February 5, 2021	24.30	10,533	2.35	3,511	2.35
June 23, 2021	21.30	160,030	2.73	107,079	2.73
August 16, 2021	16.89	34,533	2.88	24,135	2.88
November 12, 2021	16.20	37,894	3.12	12,633	3.12
June 30, 2022	6.49	774,167	3.75	271,833	3.75
November 18, 2022	6.28	282,700	4.13	-	-
April 3, 2023	6.59	1,172,300	4.51	-	-
	9.60	2,799,356	3.85	531,242	3.16

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	September 30, 2023	December 31, 2022
Dividend per share	—	—
Expected volatility	66%	64%
Risk-free interest rate	3.2%	3.3%
Expected life	48 months	47 months
Weighted average share price	$6.59	$6.43
Weighted average fair value of options granted	$3.43	$3.27

The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2023, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $1.1 million and $3.3 million, respectively ($1.1 million and $2.5 million for the three and nine months ended September 30, 2022, respectively).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes information about the DSU and RSU movements:

	September 30, 2023		December 31, 2022
	DSU	RSU	DSU(i)	RSU
Balance – Beginning of period	206,426	1,054,194	79,781	345,377
Granted	99,170	261,900	137,528	794,500
Settled	—	(95,459)	(10,883)	(49,118)
Forfeited	—	(99,484)	—	(36,565)
Balance – End of period	305,596	1,121,151	206,426	1,054,194
Balance – Vested	206,426	—	68,898	—

(i)	The number of DSU/RSU presented for 2022 have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.
(ii)	Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

The total share-based compensation expense related to the Osisko Development’s DSU and RSU plans for the three and nine months ended September 30, 2023 amounted to $0.9 million and $3.3 million, respectively ($1.1 million and $3.2 million for the three and nine months ended September 30, 2022, respectively).

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Based on the closing price of the common shares at September 30, 2023 ($3.90), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko Development is expected to transfer to the tax authorities to settle the employees’ tax obligations related to the vested RSU and DSU to be settled in equity amounts to $ 0.4 million ($0.2 million as at December 31, 2022) and to $2.9 million based on all RSU and DSU outstanding ($3.9 million as at December 31, 2022).

20.	Cost of sales and other operating costs

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Salaries and benefits	3,502	5,198	9,197	14,259
Share-based compensation	(94)	26	93	211
Royalties	256	254	719	1,242
Contract Services	3,195	14,259	9,160	36,579
Raw materials and consumables	3,306	4,460	7,980	13,879
Operational overhead and write-downs(Note 6)	4,104	17,011	10,684	25,050
Depreciation	2,577	3,671	8,855	10,883
	16,846	44,879	46,688	102,103

21.	General and administrative expenses

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Salaries and benefits	3,724	2,517	10,977	6,670
Share-based compensation	1,959	2,176	6,171	5,163
Insurance	1,253	1,247	4,302	2,447
Depreciation	48	41	175	121
Transaction costs	—	1,046	—	5,598
Legal and other Consulting fees	2,869	213	6,406	2,998
NYSE and TSX	426	589	1,246	655
Other	(897)	880	649	2,799
	9,382	8,710	29,926	26,451

22.	Other income, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Interest income, net	1,270	443	3,641	960
Foreign exchange gain (loss)	745	6,267	9,822	8,327
Premium on flow-through shares	—	—	—	914
Gain on deemed disposal of investment	—	—	—	11,854
Other	(1,166)	394	(47)	(775)
	849	7,104	13,416	21,280

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Loss per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
Net loss attributable to shareholders of the Company	(7,123)	(103,731)	(43,778)	(127,563)

Basic and diluted weighted average number of common shares outstanding	83,997,968	75,615,861	81,919,028	59,810,489

Net loss per share, basic and diluted	(0.08)	(1.37)	(0.53)	2.13

The weighted average basic and diluted shares outstanding for 2022 presented have been adjusted to reflect the effect of the 3:1 share consolidation that took place on May 4, 2022.

Excluded from the calculation of the diluted loss per share are all common share purchase warrants and stock options, as their effect would be anti-dilutive.

24.	Supplementary cash flows information

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022
	($)	($)	($)	($)
Changes in non-cash working capital items
Decrease (increase) in amounts receivable	(1,396)	1,675	5,693	870
Decrease (Increase) in inventory	(292)	15,383	1,030	9,438
Increase in other current assets	(111)	(5,694)	47	(8,723)
Decrease in accounts payable and accrued liabilities	2,164	1,996	(4,973)	1,881
	365	13,360	1,797	3,466

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3–Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	September 30, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	—	—
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	24	24
Other minerals	—	—	—	—
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	5,882	—	—	5,882
Other minerals	16,610	—	—	16,610
	22,492	—	24	22,516

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Convertible loan receivable	—	—	—	—
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	18	18
Other minerals	—	—	—	—
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	9,537	—	—	9,537
Other minerals	24,264	—	—	24,264
	33,801	—	18	33,819

During the period ended September 30, 2023 and 2022 there were no transfers among Level 1, Level 2 and Level 3.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The following table presents the changes in the Level 3 investments (warrants and convertible loan) for the three months ended September 30, 2023 and the year ended December 31, 2022:

	September 30,	December 31,
	2023	2022
	$	$
Balance – Beginning of period	18	6,952
Acquisitions	—	4,438
Warrants exercised	—	(117)
Acquisition of Tintic	—	(10,827)
Change in fair value – warrants exercised (i)	6	49
Change in fair value – expired (i)	—	(287)
Change in fair value – held at the end of the year (i)	—	(241)
Foreign exchange	—	51
Balance – End of period	24	18

(i)Recognized in the consolidated statements of loss under other income, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies and the convertible debentures, classified as Level 3, is determined using the Black-Scholes option pricing model or discounted cash flows. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an insignificant variation in the fair value of the warrants as at September 30, 2023 and December 31, 2022.

Financial instruments not measured at fair value on the consolidated statements of financial position

Financial instruments that are not measured at fair value on the consolidated statement of financial position are represented by cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash and cash equivalents, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and short-term debt approximate their carrying values due to their short-term nature. The carrying value of the long-term debt approximates its fair value given that its interest rates are similar to the rates the Company would obtain under similar conditions at the reporting date.

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, in Mexico, and in the USA and are detailed as follows as at September 30, 2023 and December 31, 2022:

	September 30, 2023
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	15,711	20,430	3,720	39,861
Mining interest	383,837	18,599	200,769	603,205
Property, plant and equipment	60,854	21,760	32,317	114,931
Exploration and evaluation assets	3,653	—	64,335	67,988
Total non-current assets (Excluding investments)	464,055	60,789	301,141	825,985

	December 31, 2022
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	16,252	17,485	3,257	36,994
Mining interest	372,061	16,822	191,596	580,479
Property, plant and equipment	63,655	21,688	26,353	111,696
Exploration and evaluation assets	3,653	—	51,473	55,126
Total non-current assets (Excluding investments)	455,621	55,995	272,679	784,295

Osisko Development Corp.

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended September 30, 2023

Revenues	3,266	2,050	5,105	10,421
Cost of Sales	(3,713)	(1,610)	(4,764)	(10,087)
Other operating costs	(4,368)	(2,412)	21	(6,759)
General and administrative expenses	(5,696)	(587)	(3,099)	(9,382)
Exploration and evaluation	(586)	(60)	—	(646)
Operating Gain (Loss)	(11,097)	(2,619)	(2,737)	(16,453)

For the three months ended September 30, 2022

Revenues	2,262	12,876	7,653	22,791
Cost of Sales	(2,262)	(12,876)	(8,297)	(23,435)
Other operating costs	(19,564)	(1,862)	(18)	(21,444)
General and administrative expenses	(7,425)	(151)	(1,134)	(8,710)
Exploration and evaluation	(90)	—	—	(90)
Impairment of assets	—	(81,000)	—	(81,000)
Operating Gain (Loss)	(27,079)	(83,013)	(1,796)	(111,888)

	Canada	Mexico	USA	Total
	$	$	$	$
For the nine months ended September 30, 2023
Revenues	6,401	8,028	10,290	24,719
Cost of Sales	(6,344)	(8,690)	(10,866)	(25,900)
Other operating costs	(17,691)	(2,818)	(279)	(20,788)
General and administrative expenses	(22,040)	(1,950)	(5,936)	(29,926)
Exploration and evaluation	(1,530)	(156)	—	(1,686)
Operating Gain (Loss)	(41,204)	(5,586)	(6,791)	(53,581)

For the nine months ended September 30, 2022
Revenues	20,416	12,876	11,529	44,821
Cost of Sales	(20,416)	(12,876)	(11,519)	(44,811)
Other operating costs	(43,826)	(13,448)	(18)	(57,292)
General and administrative expenses	(23,153)	(2,059)	(1,239)	(26,451)
Exploration and evaluation	(367)	—	—	(367)
Impairment of assets	—	(81,000)	—	(81,000)
Operating Gain (Loss)	(67,346)	(96,507)	(1,247)	(165,100)